5 Generation Bakers, LLC

ANNUAL REPORT

1100 Chartiers Avenue

McKees Rocks, PA 15136

(412) 444-8200

http://jennyleeswirlbread.com

This Annual Report is dated April 29, 2024.

BUSINESS

5 Generation Bakers, LLC ("5 Generation Bakers" or the "Company") is a limited liability company, organized under the laws of the state of Pennsylvania. We bake, sell and distribute gourmet cinnamon swirl breads and other clean quality baked goods, including, our flagship product, Jenny Lee Swirl Breads, a Cinnamon Swirl Bread that is differentiated from other commercial breads because of its unique shape and outside coating. Our breakfast breads evoke a sense of comfort and tradition and bring emotions of ‘like grandma used to make’. Our loaves of bread are typically found in the bakery department rather than the commercial bread aisle and can also be shipped directly to consumers thanks to our partnership with QVC.

We sell our products to retailers, restaurants, food service operators, other manufacturers, and directly to consumers. As a specialty bakery, we command a stronger margin than other bread bakers. The more we sell, the more we can make.

In addition to the growth in our Jenny Lee brand, we plan to expand our co-packing relationships. We have a current co-pack relation that has shown intention for us to take over several of their products, which has the potential to increase our revenue. We are finalizing another co-pack relation to bring our product into the Kroger pipeline (2600 stores nationally). We anticipate several other co-packing opportunities that have the potential to generate $200,000+ in revenue value annually; however, nothing has been finalized and this will require automation to secure.

Finally, we’ve been developing a strategic relationship with a CBD ingredient supplier to build The Hemp Bakers brand of CBD treats. We are negotiating the transfer of 100% control of that brand and assets to 5GB. The CBD edibles market is growing rapidly and we believe we can be an early market manufacturer.

5 Generation Bakers is a literal term - my family has operated bakeries for at least the past 5 generations. The Jenny Lee brand name has been a Pittsburgh icon since the 1930s and we’ve taken it nationally. We believe we're innovative in two ways: (1) As the Jenny Lee Swirl Breads have gained traction, we’ve expanded the product line to capture new sales; and (2) We developed Hemp Bakers to provide some of the first CBD-infused baked goods in a new and explosive market.

Previous Offerings

5 Generation Bakers executed a crowdfunding offering on StartEngine from May 8, 2023 through August 8, 2023. This offering concluded with 192 new shareholders providing $$227,631 of investment into the company. Class B units were issued to the new shareholders and totaled 61,085 units. During this raise, the company also saw 4 direct investors acquire 12,729 Class A units for investment totalling $50,000. There were also $85,000 of convertible notes optioned in exchange for 16,420 Class A and 63,984 Class B Units.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The year ended December 31, 2022, compared to the year ended December 31, 2023.

Revenue

Revenue for the fiscal year 2022 was $3,756,697 compared to $5,132,906 in the fiscal year 2023.

The 36% increase was a result of the focus of growing our brand reach in new product channels as well as strong growth with 80% of our top customers. Our overall organizational revenue growth focus saw 10 of our top 12 customers increase in 2023. We believe the company's growth strategies will allow this trend to continue as we direct the majority of our efforts to developing new product lines with customers that are already growing.

Cost of sales

The Cost of Goods Sold for the fiscal year 2022 was $2,438,278 compared to $3,391,108 in the fiscal year 2023. While our revenue grew over 36%, we controlled CoGS and realized only 32.1% growth which provided more gross margin. This savings in COGS was a result of better purchasing and inventory control.

Ingredients and other material costs continued to increase rapidly in early 2023 due to supply chain issues, inflation, and other market conditions which made price adjustments necessary. There was finally some relief and retraction of prices later in the year. We forecast that markets will continue to stabilize in 2024 reducing the volatility in our supply chain.

Gross margins

Gross margins for the fiscal year 2022 were $1,318,419 compared to $1,741,798,419 in the fiscal year 2023.

2023 saw an increase of $423,380 in gross margin, nearly 33% due to an increase in overall production. Currently, baking production is growing quarter over quarter and we implemented a second shift in July to keep up withthe demand. With 168 hours in a full week (7 days x 24 hours), continuing to maximize production and linetime will allow us to continue to increase revenue, gross margin, and operational profit in 2024.

Expenses

Expenses for the fiscal year 2022 were $1,635,792 compared to $1,518,777 in the fiscal year 2023.

Expenses for 2023 were controlled and actually reduced over the prior year. Most expenses outside of CoGS are minimally variable and thus will not change with moderate growth. The Company realized a large increase in repairs and maintenence attributed to the increase wear and tear on equipment however, made up the savings with reductions in administrative payroll, advertising, and insurance expenses. The Company's expenses consist of, among other things, administrative compensation and benefits, marketing and sales expenses, professional services, R&D expenses, insurance, and other typical overhead costs. We believe the level of expenses at current revenue can supplement growth up to 100% with little overall change or impact.

Historical results and cash flows:

We believe we are on the cusp of major growth and expect to realize improvement in cash flow, profitability and performance in the coming years. Production time construes an average of less than 90 hours line time in the prevailing 12 months yet revenue continues to cover overhead. New business and continued growth will expand that line time allowing the second shift to expand and improve margins on additional production. We believe the historical cash flows will not be indicative of revenue and cash flows expected in the future because of this growth and surpassing operational breakeven point. Past cash was primarily generated through debt, antiquated equipment sales; equity investments; revenues from R&D services; government grants. Our goal is to generate $300,000 in profit in 2024. We have successfully managed our way through the loss of a concentrated risk customer, a pandemic, out of control inflation and supply chain disruptions.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $86,964.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Catalyst Connection -Promissory Note
Amount Owed: $30,350
Interest Rate: 4.0%
Maturity Date: March 06, 2026

Creditor: Huntington Bank- Line of Credit
Amount Owed: $300,588
Interest Rate: 5.75%
Maturity Date: April 15, 2026

Creditor: SBA EIDL Loan
Amount Owed: $350,000
Interest Rate: 3.75%
Maturity Date: June 01, 2050

Creditor: Promissory Note- Huntington Bank
Amount Owed: $3,804,386
Interest Rate: 5.0%
Maturity Date: April 15, 2025

Creditor: 2019 Convertible Notes
Amount Owed: $30,000.00
Interest Rate: 6.0%
Maturity Date: June 01, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Alfred Baker
Scott A. Baker 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: President, Manager & Founder
Dates of Service: June, 2009 - Present
Responsibilities: Scott founded 5 Generation Bakers in 2009 and oversees the day-to-day management of the business from leading the sales team, to bookkeeping and working with and developing key managers and production employees. Scott's current salary is $120,000 and Scott has 60.75% equity.

Position: CFO
Dates of Service: February, 2010 - Present
Responsibilities: Financial management

Position: National Sales Manager
Dates of Service: February, 2010 - Present
Responsibilities: Oversee sales team and perform high level customer management

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Member Name: Scott A. Baker
Title of class: Class A Units
Amount and nature of Beneficial ownership: 1,215,243
Title of class: Class B Units
Amount and nature of Beneficial ownership: 665
Percent of units owned: 56.31

RELATED PARTY TRANSACTIONS

5 Generation Bakers, LLC has worked to grow the Jenny Lee Brand name and has partnered with Swirlee Snax, LLC to administer license agreements to other manufacturers and food assemblers. This will result in additional direct sales and license royalty income in 2024.

OUR SECURITIES

The company has authorized Class A Units, Class B Units, and 2019 Convertible Notes.

Class A Units

The amount of security authorized is 2,034,241 with a total of 2,034,241 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The amount of security authorized is unlimited. The holders of Class A Units have certain inspection rights.

Class B Units

The amount of security authorized is 125,069 with a total of 125,069 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

2019 Convertible Notes

The security will convert into Units and the terms of the 2019 Convertible Notes are outlined below:

Amount outstanding: $30,000.00

Maturity Date: June 01, 2020

Interest Rate: 6.0%

Discount Rate: %

Valuation Cap: $0.00

Conversion Trigger: n/a

Material Rights

The convertible notes are convertible into units at a conversion price. The conversion price is equal to the lesser of: (i) one third (1/3) of the per unit price paid by the Investor in such Equity Securities in the Qualified Financing or (ii) the Conversion Cap Price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. The transferability of the Securities you are own are limited Any Class B Unit previously purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred Units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Common Units. In addition, if we need to raise more equity capital from the sale of Common Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with No Voting Rights The Class B Unit that an investor owns have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns various intellectual properties. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products depends on outside government regulations such as the FDA (Food and Drug Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the Company's best interest. At such point, the Company may no longer want to sell the product, and therefore your investment in the Company may be affected. Disruptions in our supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results. We depend on frequent deliveries of ingredients and other products. We believe we shall have adequate sources of supplies for our ingredients and products to support our operations, however, there are many factors which could cause shortages or interruptions in the supply of our ingredients and products, including weather, unanticipated demand, labor, production or distribution problems, quality issues and cost. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations. We may become subject to complaints and litigation that could have an adverse effect on our business. In the ordinary course of our business we may become subject to complaints and litigation alleging that we are responsible for a customer illness or injury resulting from the consumption of our products, including allegations of food-borne illness, adverse health effects, or allergens. Any litigation, regardless of whether the allegations are valid or whether or not we are found liable, may result in decreasing sales and profitability, divert financial and management resources and result in adverse publicity which could harm our brand and our sales. A judgment significantly in excess of our insurance coverage for any claims could materially and adversely affect our financial condition or results of operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

5 Generation Bakers, LLC

By /s/ *Scott A. Baker*

Name: 5 Generation Bakers, LLC

Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Scott A. Baker, the President of 5 Generation Bakers, LLC, hereby certify that the financial statements of 5 Generation Bakers, LLC and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $5,132,906; taxable income of $28,144 and total tax of $0. (Taxes are passed through to shareholders.)

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 5, 2024.

Scott A. Baker ______ (Signature)

President ______ (Title)

4/5/2024 ______ (Date)

6:38 PM

02/09/23

Accrual Basis

5 Generation Bakers
Balance Sheet
As of December 31, 2022

		Dec 31, 22
ASSETS		
Current Assets		
Checking/Savings		
GreenApple		6,393.54
Key Bank		36,464.25
Wesbanco		9,765.28
Total Checking/Savings		52,623.07
Accounts Receivable		
Accounts Receivable		423,628.06
Total Accounts Receivable		423,628.06
Other Current Assets		
Undeposited Funds		1,695.85
Total Other Current Assets		1,695.85
Total Current Assets		477,946.98
Fixed Assets		
Building - 1100 Chartiers Ave		
Machinery & Equipment	1,292,797.92	
Building	1,490,326.81	
Building Improvements	1,534,116.87	
Accumlated Depr - Building	-1,629,855.01	
Total Building - 1100 Chartiers Ave		2,687,386.59
Total Fixed Assets		2,687,386.59
Other Assets		
Intangible Assets		
Organization Expenses	18,779.59	
Accumulated Amortization	-18,779.59	
Total Intangible Assets		0.00
Utility Deposit		6,885.00
Payroll Advance		3,650.00
Total Other Assets		10,535.00
TOTAL ASSETS		**3,175,868.57**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		292,207.17
Total Accounts Payable		292,207.17
Other Current Liabilities		
Credit Card Payables		
American Express	16,996.01	
Total Credit Card Payables		16,996.01
Knight Capital n/p		46,500.00
Kabbage N/P		15,562.60
Wesbanco LOC		38,629.02
JPB N/P		80,000.00
Catalyst Connection N/P		47,335.08
LOC Huntington Bank		321,827.10

5 Generation Bakers
Balance Sheet
As of December 31, 2022

	Dec 31, 22
Payroll Liabilities	
Child Support	237.88
AFLAC post tax	-326.40
AFLAC pretax	3,397.30
Life Ins	-2,850.82
Vision	-302.88
Dental	956.85
401K EC	18,449.66
Major Medical	10,544.08
Credit Union	15,250.00
Total Payroll Liabilities	45,355.67
Total Other Current Liabilities	612,205.48
Total Current Liabilities	904,412.65
Long Term Liabilities	
SBA EIDL Loan	350,000.00
Honeycomb N/P	9,688.53
N/P - Huntington Bank	3,840,543.30
Total Long Term Liabilities	4,200,231.83
Total Liabilities	5,104,644.48
Equity	
Partner Capital Accounts	
Capital - Amy & Erik Roy	60,000.00
Capital - Kevin Srigley	14,875.00
Capital - Tom Peter	30,750.00
Capital - Lisa Silberman	59,500.00
Capital - Pamela Selker Rak	15,000.00
Capital - Robert Rak	14,750.00
Capital - Brian Long	29,750.00
Capital - Jim Mirasola	30,750.00
Capital - Christopher Manna	13,550.00
Capital - Dean Manna	24,150.00
Capital - 8 Aces Investment LLC	112,000.00
Capital - 1GB LLC	42,050.00
Capital - Scott Kavanagh	56,550.00
Capital - Steve Swanson	7,825.00
Capital - Dennis Loughran	11,387.50
Capital - Mina Baker Knoll	17,250.00
Capital - Aimee Gelston	10,450.00
Capital - Brian Fetteroff	37,287.50
Capital Draws - Scott A. Baker	-311,396.24
Capital - Scott A. Baker	395,968.95
Capital - Joella R Baker	-550.00
Total Partner Capital Accounts	671,897.71
Retained Earnings	-2,414,872.61
Net Income	-185,801.01
Total Equity	-1,928,775.91
TOTAL LIABILITIES & EQUITY	**3,175,868.57**

6:36 PM
02/09/23
Accrual Basis

5 Generation Bakers
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Sales	3,756,697.22
Total Income	3,756,697.22
Cost of Goods Sold	
Direct Labor	
Facilities	405,266.76
Production	268,262.63
Direct Labor - Other	7,527.65
Total Direct Labor	681,057.04
Uniform	11,556.95
Cost of Goods Sold	
distributor fees and fines	1,790.00
Ingredients	1,281,251.24
Packaging	285,627.72
Total Cost of Goods Sold	1,568,668.96
Freight and Shipping Costs	
Inbound Ingredients/Supplies	2,814.85
Lumper	11,968.80
Shipping/Handling	28,750.18
Freight and Shipping Costs - Other	133,461.68
Total Freight and Shipping Costs	176,995.51
Total COGS	2,438,278.46
Gross Profit	1,318,418.76
Expense	
Payroll Advances	3,000.00
Payroll Processing	8,057.00
Payroll Taxes	101,408.66
Flowers	77.04
Business Taxes	6.00
Real Estate Taxes	59,977.22
Employee Benefits - Medical	34,021.55
Food Safety Program	10,348.10
Staffing Agency Labeling	160.00
Equipment	6,258.21
Amortization	1,251.59
Equipment Rental	9,787.49
Supplies	
Sampling	218.65
Production	13,044.55
Cleaning Supplies	24,268.21
Total Supplies	37,531.41

6:36 PM

02/09/23

Accrual Basis

5 Generation Bakers
Profit & Loss
January through December 2022

		Jan - Dec 22
Advertising		
Digital	2,250.00	
website	4,308.98	
Donation Cash	1,600.00	
Rebate	728.75	
Promotional Materials	10,495.60	
Sponsorship	2,500.00	
Ad Agency	13,610.00	
Coupons	53.05	
Print Advertising	4,000.00	
Donation In-Kind	1,187.20	
Discounts	37,105.99	
Flyers	34,218.11	
Marketing Programs	4,272.78	
Food Show	39,221.98	
Sampling	732.78	
Slotting Fee	500.00	
Advertising - Other	10,366.86	
Total Advertising		167,152.08
Automobile Expense		5,854.55
Bank Service Charges		3,620.24
Depreciation Expense		253,246.49
Dues and Subscriptions		8,784.92
Insurance Expense		
Workers Comp	19,647.00	
Business Insurance	14,132.81	
Insurance Expense - Other	8,395.18	
Total Insurance Expense		42,174.99
Interest Expense		52,331.35
Meals and Entertainment		3,853.00
Miscellaneous		-0.09
Office Supplies		
IT	15,484.73	
Office Supplies - Other	56,523.77	
Total Office Supplies		72,008.50
Parking Expense		
Tolls	1,260.00	
Parking Expense - Other	545.00	
Total Parking Expense		1,805.00
Payroll Expenses		
Garnishments	227.22	
AFLAC post tax	65.28	
AFLAC pretax	1,946.49	
Life Ins	2,755.26	
401K	26,381.04	
Credit Union	11,050.00	
Processing Fees	1,198.18	
Direct Labor	14,799.61	
Employee Meals	7,568.03	
Mileage Reimbursement	5,286.16	
Broker Fees	57,179.50	
Payroll Taxes		
Employer Tax Liability	0.00	
Payroll Taxes - Other	0.00	
Total Payroll Taxes	0.00	
Payroll Expenses - Other	392,137.96	
Total Payroll Expenses		520,594.73

5 Generation Bakers
Profit & Loss
January through December 2022

		Jan - Dec 22
Postage		654.75
Professional Fees		
Kosher Certification	4,270.85	
Consulting	2,250.00	
Accounting	16,775.00	
Legal Fees	32,417.50	
Professional Fees - Other	18,279.00	
Total Professional Fees		73,992.35
Repairs and Maintenance		
Equipment	11,000.61	
PM Equipment	2,550.98	
Building Maintenence General	10,642.51	
Pest Management	6,152.29	
Trash Removal	11,155.56	
Repairs and Maintenance - Other	3,081.10	
Total Repairs and Maintenance		44,583.05
Telephone Expense		1,143.29
Travel Expense		
Hotel Lodging	2,745.32	
Airfare	1,373.82	
Travel Expense - Other	3,635.71	
Total Travel Expense		7,754.85
Utilities		
Propane	923.55	
Gas	23,857.58	
Electric	67,603.05	
Water	11,969.78	
Total Utilities		104,353.96
Total Expense		1,635,792.28
Net Ordinary Income		-317,373.52
Other Income/Expense		
Other Income		
Interest Income		3,317.92
Other Income		302,559.43
Total Other Income		305,877.35
Other Expense		
5GB Real Estate Holdings		
Mortgage Interest	174,304.84	
Total 5GB Real Estate Holdings		174,304.84
Total Other Expense		174,304.84
Net Other Income		131,572.51
Net Income		**-185,801.01**

5 Generation Bakers
Statement of Cash Flows
January through December 2022

	Jan - Dec ...
OPERATING ACTIVITIES	
Net Income	-185,801.01
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-91,211.64
Vlore N/P	19,298.26
Accounts Payable	142,006.10
Credit Card Payables:American Express	-15,120.89
Knight Capital n/p	-1,553.60
Kabbage N/P	-6,707.43
Wesbanco LOC	-6,264.66
Webbank N/P	-24,645.32
Catalyst Connection N/P	-17,218.47
LOC Huntington Bank	-28,172.90
Payroll Liabilities:Child Support	237.88
Payroll Liabilities:AFLAC post tax	-326.40
Payroll Liabilities:AFLAC pretax	3,397.30
Payroll Liabilities:Life Ins	-2,850.82
Payroll Liabilities:Vision	-302.88
Payroll Liabilities:Dental	956.85
Payroll Liabilities:401K EC	18,449.66
Payroll Liabilities:Major Medical	10,544.08
Payroll Liabilities:Credit Union	15,250.00
Net cash provided by Operating Activities	-170,035.89
INVESTING ACTIVITIES	
Building - 1100 Chartiers Ave:Machinery & Equipment	-12,537.12
Building - 1100 Chartiers Ave:Accumlated Depr - Buil...	253,246.49
Intangible Assets:Accumulated Amortization	1,251.59
Payroll Advance	-3,650.00
Net cash provided by Investing Activities	238,310.96
FINANCING ACTIVITIES	
SBA EIDL Loan	200,100.00
Honeycomb N/P	-1,460.64
N/P - Huntington Bank	-295,454.63
N/P Huntington Bank	-2,000.00
Partner Capital Accounts:Capital Draws - Scott A. Ba...	-18,999.89
Partner Capital Accounts:Capital - Scott A. Baker	41,121.09
Net cash provided by Financing Activities	-76,694.07
Net cash increase for period	-8,419.00
Cash at beginning of period	62,968.42
Cash at end of period	**54,549.42**

5:21 PM

02/15/24

Accrual Basis

5 Generation Bakers
Balance Sheet
As of December 31, 2023

		Dec 31, 23
ASSETS		
Current Assets		
Checking/Savings		
GreenApple		9,316.74
Key Bank		77,646.98
Total Checking/Savings		86,963.72
Accounts Receivable		
Accounts Receivable		529,208.83
Total Accounts Receivable		529,208.83
Other Current Assets		
Undeposited Funds		741.00
Total Other Current Assets		741.00
Total Current Assets		616,913.55
Fixed Assets		
Building - 1100 Chartiers Ave		
Machinery & Equipment	1,305,001.87	
Building	1,490,326.81	
Building Improvements	1,534,116.87	
Accumlated Depr - Building	-1,629,855.01	
Total Building - 1100 Chartiers Ave		2,699,590.54
Plant - Island Ave		
Business Equipment	10,066.35	
Total Plant - Island Ave		10,066.35
Total Fixed Assets		2,709,656.89
Other Assets		
Intangible Assets		
Organization Expenses	18,779.59	
Accumulated Amortization	-18,779.59	
Total Intangible Assets		0.00
Utility Deposit		6,885.00
Payroll Advance		4,258.00
Total Other Assets		11,143.00
TOTAL ASSETS		**3,337,713.44**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		152,148.38
Total Accounts Payable		152,148.38
Other Current Liabilities		
Libertas LOC		245,039.68
JPB N/P		80,000.00
Catalyst Connection N/P		30,349.68
LOC Huntington Bank		300,587.70

5 Generation Bakers
Balance Sheet
As of December 31, 2023

	Dec 31, 23
Payroll Liabilities	
Child Support	237.88
AFLAC post tax	-326.40
AFLAC pretax	13,731.41
Life Ins	-5,084.15
Vision	-717.12
Dental	1,316.38
401K EC	44,594.00
Major Medical	10,544.08
Credit Union	16,150.00
Total Payroll Liabilities	80,446.08
Total Other Current Liabilities	736,423.14
Total Current Liabilities	888,571.52
Long Term Liabilities	
SBA EIDL Loan	350,000.00
N/P - Huntington Bank	3,804,385.85
Total Long Term Liabilities	4,154,385.85
Total Liabilities	5,042,957.37
Equity	
Partner Capital Accounts	
Capital - Sean Lee	15,000.00
Capital - Diana Repack	15,000.00
Capital - StartEngine Investors	187,919.46
Capital - William Repack Jr.	10,000.00
Capital - Cheryl McHugh	10,000.00
Capital - Amy & Erik Roy	60,000.00
Capital - Kevin Srigley	14,875.00
Capital - Tom Peter	30,750.00
Capital - Lisa Silberman	59,500.00
Capital - Pamela Selker Rak	15,000.00
Capital - Robert Rak	14,750.00
Capital - Brian Long	29,750.00
Capital - Jim Mirasola	30,750.00
Capital - Christopher Manna	13,550.00
Capital - Dean Manna	24,150.00
Capital - 8 Aces Investment LLC	112,000.00
Capital - 1GB LLC	42,050.00
Capital - Scott Kavanagh	56,550.00
Capital - Steve Swanson	7,825.00
Capital - Dennis Loughran	11,387.50
Capital - Mina Baker Knoll	17,250.00
Capital - Aimee Gelston	10,450.00
Capital - Brian Fetteroff	37,287.50
Capital Draws - Scott A. Baker	-365,396.24
Capital - Scott A. Baker	382,940.23
Capital - Joella R Baker	-550.00
Total Partner Capital Accounts	842,788.45
Retained Earnings	-2,600,443.12
Net Income	52,410.74
Total Equity	-1,705,243.93
TOTAL LIABILITIES & EQUITY	**3,337,713.44**

6:09 PM
01/29/24
Accrual Basis

5 Generation Bakers
Profit & Loss
January through December 2023

		Jan - Dec 23
Ordinary Income/Expense		
Income		
Royalty Sales		369.00
Sales		5,132,537.03
Total Income		5,132,906.03
Cost of Goods Sold		
Direct Labor		
Facilities	635,968.18	
Finishing	-1,502.91	
Production	468,138.52	
Direct Labor - Other	3,523.70	
Total Direct Labor		1,106,127.49
Uniform		12,263.63
Cost of Goods Sold		
distributor fees and fines	1,325.02	
Ingredients	1,668,085.64	
Packaging	424,257.70	
Total Cost of Goods Sold		2,093,668.36
Freight and Shipping Costs		
Inbound Ingredients/Supplies	8,824.38	
Lumper	10,125.82	
Shipping/Handling	25,247.42	
Freight and Shipping Costs - Other	134,851.03	
Total Freight and Shipping Costs		179,048.65
Total COGS		3,391,108.13
Gross Profit		1,741,797.90
Expense		
Payroll Advances		100.00
Payroll Processing		9,912.00
Payroll Taxes		135,164.32
Payroll - Benefits		
Employee meals	486.97	
401(K)	187.50	
Total Payroll - Benefits		674.47
Flowers		124.15
Real Estate Taxes		46,283.74
Employee Benefits - Medical		1,880.73
Food Safety Program		13,608.83
Equipment		28,695.69
Equipment Rental		11,010.47
Reconciliation Discrepancies		-0.20
Supplies		
Sampling	1,585.82	
Production	12,050.19	
Cleaning Supplies	27,847.71	
Total Supplies		41,483.72

6:09 PM

01/29/24

Accrual Basis

5 Generation Bakers
Profit & Loss
January through December 2023

		Jan - Dec 23
Advertising		
website	2,946.56	
Donation Cash	901.70	
Promotional Materials	8,266.72	
Sponsorship	2,475.00	
Ad Agency	14,200.00	
Print Advertising	2,350.00	
Donation In-Kind	658.00	
Discounts	24,184.59	
Flyers	31,531.10	
Marketing Programs	2,700.00	
Food Show	31,056.98	
Sampling	2,709.50	
Slotting Fee	2,200.00	
Advertising - Other	14,180.01	
Total Advertising		140,360.16
Automobile Expense		7,125.87
Bank Service Charges		12,063.40
Computer and Internet Expenses		916.83
Dues and Subscriptions		7,630.53
Insurance Expense		
Workers Comp	16,780.00	
Business Insurance	13,542.00	
Insurance Expense - Other	9,883.70	
Total Insurance Expense		40,205.70
Interest Expense		127,027.36
Meals and Entertainment		9,784.00
Miscellaneous		23.53
Office Supplies		
IT	19,552.21	
Office Supplies - Other	63,095.18	
Total Office Supplies		82,647.39
Parking Expense		
Tolls	2,041.43	
Parking Expense - Other	292.40	
Total Parking Expense		2,333.83
Payroll Expenses		
AFLAC post tax	391.68	
AFLAC pretax	9,807.48	
Life Ins	2,383.06	
401K	39,631.12	
Direct Labor	25,409.59	
Employee Meals	5,645.98	
Mileage Reimbursement	10,413.63	
Broker Fees	48,103.37	
Payroll Expenses - Other	363,665.12	
Total Payroll Expenses		505,451.03
Postage		831.98
Professional Fees		
Kosher Certification	6,750.05	
Accounting	5,775.00	
Legal Fees	12,182.37	
Professional Fees - Other	16,880.00	
Total Professional Fees		41,587.42
Rent Expense		350.00

5 Generation Bakers
Profit & Loss
January through December 2023

	Jan - Dec 23	
Repairs and Maintenance		
Equipment	45,190.81	
PM Equipment	8,346.54	
Building Maintenence General	43,934.55	
Pest Management	8,051.43	
Trash Removal	12,017.77	
Repairs and Maintenance - Other	5,143.86	
Total Repairs and Maintenance		122,684.96
Telephone Expense		2,580.66
Travel Expense		
Hotel Lodging	4,228.22	
Airfare	1,372.30	
Travel Expense - Other	1,067.97	
Total Travel Expense		6,668.49
Utilities		
Diesel	501.85	
Propane	749.49	
Gas	32,177.42	
Electric	75,891.89	
Water	10,244.91	
Total Utilities		119,565.56
Total Expense		1,518,776.62
Net Ordinary Income		223,021.28
Other Income/Expense		
Other Expense		
5GB Real Estate Holdings		
Mortgage Interest	170,842.55	
Total 5GB Real Estate Holdings		170,842.55
Ask My Accountant		-232.01
Total Other Expense		170,610.54
Net Other Income		-170,610.54
Net Income		**52,410.74**

5 Generation Bakers
Statement of Cash Flows
January through December 2023

	Jan - Dec ...
OPERATING ACTIVITIES	
Net Income	52,410.74
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-105,580.77
Accounts Payable	-140,058.79
Libertas LOC	245,039.68
Credit Card Payables:American Express	-16,996.01
Knight Capital n/p	-46,500.00
Kabbage N/P	-15,562.60
Wesbanco LOC	-38,629.02
Catalyst Connection N/P	-16,985.40
LOC Huntington Bank	-21,239.40
Payroll Liabilities:AFLAC pretax	10,334.11
Payroll Liabilities:Life Ins	-2,233.33
Payroll Liabilities:Vision	-414.24
Payroll Liabilities:Dental	359.53
Payroll Liabilities:401K EC	26,144.34
Payroll Liabilities:Credit Union	900.00
Net cash provided by Operating Activities	-69,011.16
INVESTING ACTIVITIES	
Building - 1100 Chartiers Ave:Machinery & Equipment	-12,203.95
Plant - Island Ave:Business Equipment	-10,066.35
Payroll Advance	-608.00
Net cash provided by Investing Activities	-22,878.30
FINANCING ACTIVITIES	
Honeycomb N/P	-9,688.53
N/P - Huntington Bank	-36,157.45
Partner Capital Accounts:Capital - Sean Lee	15,000.00
Partner Capital Accounts:Capital - Diana Repack	15,000.00
Partner Capital Accounts:Capital - StartEngine Inve...	187,919.46
Partner Capital Accounts:Capital - William Repack Jr.	10,000.00
Partner Capital Accounts:Capital - Cheryl McHugh	10,000.00
Partner Capital Accounts:Capital Draws - Scott A. B...	-54,000.00
Partner Capital Accounts:Capital - Scott A. Baker	-13,028.72
Net cash provided by Financing Activities	125,044.76
Net cash increase for period	33,155.30
Cash at beginning of period	54,549.42
Cash at end of period	**87,704.72**

5 Generation Bakers

Capitalization Table
January 24, 2024

		Pre-Regulation CF Financing			Post-Closing and Conversions			
	Member	Pre-Split Class A Units	Post-Split Class A Units	Percent of Outstanding Units	Class A Units	Class B Units	Total Units	Percent of Outstanding Units
1	Scott A. Baker	729.0	1,215,243	59.74%	1,215,243	665	1,215,908	56.31002%
2	Jeff Baker	100.0	166,700	8.19%	166,700	45,928	212,628	9.84702%
3	Scott Kavanagh	50.0	83,350	4.10%	83,350	4,692	88,042	4.07730%
4	Christopher D. Manna	50.0	83,350	4.10%	83,350	127	83,477	3.86591%
5	Mina Baker Knoll	50.0	83,350	4.10%	83,350	0	83,350	3.86003%
6	1GB, LLC	50.0	83,350	4.10%	83,350	0	83,350	3.86003%
7	Brian Fetterolf	32.5	54,178	2.66%	54,178	0	54,178	2.50902%
8	Silberman Investments	20.0	33,340	1.64%	33,340	0	33,340	1.54401%
9	Amy and Erik Roy	20.0	33,340	1.64%	33,340	0	33,340	1.54401%
10	Dean Manna	10.0	23,707	1.17%	23,707	7,037	30,745	1.42381%
11	Thomas Peter	10.0	21,362	1.05%	21,362	4,692	26,053	1.20654%
12	James and Alison Mirasola	10.0	21,362	1.05%	21,362	4,692	26,053	1.20654%
13	Dennis and Kelly Loughran	12.5	20,838	1.02%	20,838	0	20,838	0.96501%
14	Stephen Swanson	11.0	18,337	0.90%	18,337	0	18,337	0.84921%
15	Joella Richard Baker	10.0	16,670	0.82%	16,670	295	16,965	0.78567%
16	Robert and Pamela Rak	10.0	16,670	0.82%	16,670	0	16,670	0.77201%
17	Brian Long	10.0	16,670	0.82%	16,670	0	16,670	0.77201%
18	Aimee Toothman Gelston	10.0	16,670	0.82%	16,670	0	16,670	0.77201%
19	Kevin Srigley	5.0	8,335	0.41%	8,335	0	8,335	0.38600%
20	Thomas Donoghue		4,692	0.23%	4,692	4,692	9,384	0.43456%
21	Sean Lee		3,819	0.19%	3,819	0	3,819	0.17685%
22	Diana Repack		3,819	0.19%	3,819	0	3,819	0.17685%
23	James Gryck			0.00%	0	2,749	2,749	0.12731%
24	Fouad Es-Said			0.00%	0	2,749	2,749	0.12731%
25	Jon Robert Perry			0.00%	0	2,546	2,546	0.11791%
26	William Repack		2,546	0.13%	2,546	0	2,546	0.11790%
27	Cheryl McHugh		2,546	0.13%	2,546	0	2,546	0.11790%
28	Bernard Baker			0.00%	0	1,646	1,646	0.07623%
29	Jessica Eberley			0.00%	0	1,374	1,374	0.06363%
30	Diana F Urbine			0.00%	0	1,374	1,374	0.06363%
31	StartEngine Capital LLC			0.00%	0	1,342	1,342	0.06215%
32	Nicholas Floyd Ridgeway			0.00%	0	1,323	1,323	0.06127%
33	Mitchell Radella			0.00%	0	1,323	1,323	0.06127%
34	Leutrime Zendeli			0.00%	0	1,273	1,273	0.05895%
35	Janine Suzanne Tarsavage			0.00%	0	1,272	1,272	0.05891%
36	Tara Evans McMillen			0.00%	0	1,222	1,222	0.05659%
37	Mary Kay Gaydos			0.00%	0	1,222	1,222	0.05659%
38	Mark R Wagner			0.00%	0	1,222	1,222	0.05659%
39	Brian S Williams			0.00%	0	1,222	1,222	0.05659%
40	Philip Tchou			0.00%	0	702	702	0.03251%
41	Marie Louise Ludwig			0.00%	0	688	688	0.03186%
42	Daniel P Gray			0.00%	0	663	663	0.03070%
43	Douglas Frederick			0.00%	0	637	637	0.02950%
44	Craig Bernard Schad			0.00%	0	637	637	0.02950%
45	Stacey Baker			0.00%	0	612	612	0.02834%
46	Kenneth Michael Gress			0.00%	0	586	586	0.02714%
47	William Leo Hartner			0.00%	0	559	559	0.02589%
48	Robert Leonard Burleson			0.00%	0	504	504	0.02334%
49	Camilla Emmans			0.00%	0	482	482	0.02232%
50	Mark A Michalski			0.00%	0	459	459	0.02126%
51	Tyrone Baskins II			0.00%	0	402	402	0.01862%
52	Karen Jennings			0.00%	0	389	389	0.01802%
53	Ethan Nicholas			0.00%	0	382	382	0.01769%
54	Susan Mary Badar			0.00%	0	377	377	0.01746%
55	Adam Smith			0.00%	0	375	375	0.01737%
56	Patricia Hook			0.00%	0	320	320	0.01482%
57	Timothy Allen Haluszczak			0.00%	0	318	318	0.01473%
58	Rebecca Sue Isomoto			0.00%	0	317	317	0.01468%
59	Cooper Munroe			0.00%	0	300	300	0.01389%
60	Thomas Morrow			0.00%	0	275	275	0.01274%
61	Phillip Peter Hahn			0.00%	0	275	275	0.01274%
62	Mark Curtis Ourant			0.00%	0	275	275	0.01274%
63	Jessica Ann Neal			0.00%	0	275	275	0.01274%
64	Jay Piskorik			0.00%	0	264	264	0.01223%
65	Ronnie Lee Adams			0.00%	0	261	261	0.01209%
66	Kandi Clark			0.00%	0	261	261	0.01209%
67	Gregory Broujos			0.00%	0	256	256	0.01186%
68	Amy Lynn Stark			0.00%	0	256	256	0.01186%
69	Nancy Louise Collom			0.00%	0	255	255	0.01181%

70	Frank E Souk Jr			0.00%		0	255	255	0.01181%
71	Brandon William Ledford			0.00%		0	255	255	0.01181%
72	Brian H Kanterman			0.00%		0	251	251	0.01162%
73	PROJECT 2016 RETIREMENT LLC			0.00%		0	245	245	0.01135%
74	Rocco Cozza			0.00%		0	244	244	0.01130%
75	Kevin Neal Trout			0.00%		0	244	244	0.01130%
76	Geraldine A Gray			0.00%		0	244	244	0.01130%
77	Erin Bruni			0.00%		0	244	244	0.01130%
78	Derek Andrew Hicks			0.00%		0	244	244	0.01130%
79	David Paul Wood			0.00%		0	244	244	0.01130%
80	Michael W Hopper			0.00%		0	242	242	0.01121%
81	Glenn M Mast			0.00%		0	242	242	0.01121%
82	Theodore Andrew Bartlett			0.00%		0	237	237	0.01098%
83	Mary Kay Hall			0.00%		0	236	236	0.01093%
84	Lucille Folino			0.00%		0	236	236	0.01093%
85	Andy Mecs			0.00%		0	236	236	0.01093%
86	Raymond Baker			0.00%		0	234	234	0.01084%
87	Karin Geiselhart			0.00%		0	234	234	0.01084%
88	Tasha Taylor			0.00%		0	224	224	0.01037%
89	Taris Alfred Vrcek			0.00%		0	224	224	0.01037%
90	Ronnie Rennekamp Eichstaedt			0.00%		0	224	224	0.01037%
91	Michael Louis Williams			0.00%		0	224	224	0.01037%
92	Linda Sue Richards			0.00%		0	224	224	0.01037%
93	Justina Fiedler			0.00%		0	224	224	0.01037%
94	John Hartner			0.00%		0	224	224	0.01037%
95	Alton W Powell			0.00%		0	224	224	0.01037%
96	Mark Malinski			0.00%		0	223	223	0.01033%
97	Robert Freedland			0.00%		0	206	206	0.00954%
98	Vincent Tebalt			0.00%		0	204	204	0.00945%
99	Shayne Michael Trebilcock			0.00%		0	204	204	0.00945%
100	Jonathan Bernstein			0.00%		0	204	204	0.00945%
101	Damour Williams			0.00%		0	189	189	0.00875%
102	Kevin McGowan			0.00%		0	162	162	0.00750%
103	Karen M Smyack			0.00%		0	140	140	0.00648%
104	Michael Baldacchino			0.00%		0	137	137	0.00634%
105	Christopher Paul Lindemann			0.00%		0	137	137	0.00634%
106	John Egan			0.00%		0	136	136	0.00630%
107	Sean Patrick Ryan			0.00%		0	132	132	0.00611%
108	Monika Guptill			0.00%		0	127	127	0.00588%
109	Luke Modrak			0.00%		0	127	127	0.00588%
110	Jenna Renee Price			0.00%		0	127	127	0.00588%
111	Colleen Lazzaro			0.00%		0	127	127	0.00588%
112	Stanley Jones			0.00%		0	125	125	0.00579%
113	Joseph Jude Fixel			0.00%		0	122	122	0.00565%
114	Darlene Ann Koritsky			0.00%		0	122	122	0.00565%
115	Christopher Nicholas Martin			0.00%		0	122	122	0.00565%
116	Diane Joyce O'Hare			0.00%		0	117	117	0.00542%
117	Cynthia Lewis			0.00%		0	115	115	0.00533%
118	Thomas Christian			0.00%		0	112	112	0.00519%
119	Noel Bate			0.00%		0	112	112	0.00519%
120	Michael Patullo			0.00%		0	112	112	0.00519%
121	Martha Wiedemann			0.00%		0	112	112	0.00519%
122	Margaret Broderick			0.00%		0	112	112	0.00519%
123	Leonard Cersosimo			0.00%		0	112	112	0.00519%
124	Keelye Hoffman			0.00%		0	112	112	0.00519%
125	Stanley Kucharski			0.00%		0	111	111	0.00514%
126	Toni Marie Paladino			0.00%		0	102	102	0.00472%
127	Shannon Clover Bennett			0.00%		0	102	102	0.00472%
128	Norman Candelore			0.00%		0	102	102	0.00472%
129	Nicholas James Cushion			0.00%		0	102	102	0.00472%
130	Mark A Vandeveer			0.00%		0	102	102	0.00472%
131	Lynn P Sheahen			0.00%		0	102	102	0.00472%
132	Louise Safko			0.00%		0	102	102	0.00472%
133	John Korb			0.00%		0	102	102	0.00472%
134	Jebediah Feldman			0.00%		0	102	102	0.00472%
135	James Peddle			0.00%		0	102	102	0.00472%
136	James H Braun			0.00%		0	102	102	0.00472%
137	Fabiola Candlish			0.00%		0	102	102	0.00472%
138	Elaine McElhinny			0.00%		0	102	102	0.00472%
139	Douglas Hilf			0.00%		0	102	102	0.00472%
140	Christine Grayce Stives			0.00%		0	102	102	0.00472%
141	Alice Wiesner			0.00%		0	102	102	0.00472%
142	Michael Ceoffe			0.00%		0	101	101	0.00468%
143	Dawn Dixon			0.00%		0	101	101	0.00468%
144	Michael Pugliese			0.00%		0	100	100	0.00463%

145	Kendall R. Pagone			0.00%	0	100	100	0.00463%
146	Tab Douglas			0.00%	0	82	82	0.00380%
147	Dominick Savillo			0.00%	0	81	81	0.00375%
148	Furaha Bryant			0.00%	0	72	72	0.00333%
149	Dorothy Metcalf			0.00%	0	67	67	0.00310%
150	Courteney Kovacs			0.00%	0	67	67	0.00310%
151	Jeremy Greiner			0.00%	0	66	66	0.00306%
152	Kevin Schuetz			0.00%	0	63	63	0.00292%
153	Jennifer Brown			0.00%	0	63	63	0.00292%
154	Dewayne Lavone Whitaker			0.00%	0	63	63	0.00292%
155	Abydee Butler Moore			0.00%	0	63	63	0.00292%
156	Stacey Powell Reibach			0.00%	0	62	62	0.00287%
157	Mary Hieser			0.00%	0	62	62	0.00287%
158	Janet Mary Homza			0.00%	0	62	62	0.00287%
159	Henrietta Yanni			0.00%	0	62	62	0.00287%
160	Heather Eilbert			0.00%	0	62	62	0.00287%
161	Cristina Rose Pearce			0.00%	0	62	62	0.00287%
162	Brian Baker			0.00%	0	62	62	0.00287%
163	Anita DeFratti			0.00%	0	62	62	0.00287%
164	Levon Douglas			0.00%	0	59	59	0.00273%
165	Tracie Torrence			0.00%	0	56	56	0.00259%
166	Stuart Nitzkin			0.00%	0	56	56	0.00259%
167	Sean Depp			0.00%	0	56	56	0.00259%
168	Ron Zabowski			0.00%	0	56	56	0.00259%
169	Pamela Marie Kelly			0.00%	0	56	56	0.00259%
170	Mary Patricia Celedonia			0.00%	0	56	56	0.00259%
171	Marcus Petteway			0.00%	0	56	56	0.00259%
172	DiAngelo Moxley			0.00%	0	56	56	0.00259%
173	Marc Ziegler			0.00%	0	55	55	0.00255%
174	Joy Dido			0.00%	0	55	55	0.00255%
175	Dino Canton			0.00%	0	55	55	0.00255%
176	Francis Anthony Raitano			0.00%	0	52	52	0.00241%
177	William Smyack			0.00%	0	51	51	0.00236%
178	Valerie Lyn Mazza			0.00%	0	51	51	0.00236%
179	Tom Joseph			0.00%	0	51	51	0.00236%
180	Tim Evans			0.00%	0	51	51	0.00236%
181	Taleb Hage			0.00%	0	51	51	0.00236%
182	Susan Marie Kotvas			0.00%	0	51	51	0.00236%
183	Russell Cersosimo Jr			0.00%	0	51	51	0.00236%
184	Robert Gault			0.00%	0	51	51	0.00236%
185	Rick Terrien			0.00%	0	51	51	0.00236%
186	Rich Bufalini			0.00%	0	51	51	0.00236%
187	Ricardo John Graca			0.00%	0	51	51	0.00236%
188	Paul Uhlemann			0.00%	0	51	51	0.00236%
189	Matthew Borchert			0.00%	0	51	51	0.00236%
190	Lori Malazich			0.00%	0	51	51	0.00236%
191	Leotrim A Zendeli			0.00%	0	51	51	0.00236%
192	Leila Balady			0.00%	0	51	51	0.00236%
193	Kimberly Duffey			0.00%	0	51	51	0.00236%
194	Joseph Edward Bute			0.00%	0	51	51	0.00236%
195	Jordon Voytek LLC			0.00%	0	51	51	0.00236%
196	Jay I Toth			0.00%	0	51	51	0.00236%
197	Jason Evans			0.00%	0	51	51	0.00236%
198	Heather Wasler			0.00%	0	51	51	0.00236%
199	Evan Ross			0.00%	0	51	51	0.00236%
200	Diana Morrow			0.00%	0	51	51	0.00236%
201	Dawn Pederson			0.00%	0	51	51	0.00236%
202	Dan Fazio			0.00%	0	51	51	0.00236%
203	Damain Mathew Williamson			0.00%	0	51	51	0.00236%
204	Christine Daniels			0.00%	0	51	51	0.00236%
205	Anthony Berarducci			0.00%	0	51	51	0.00236%
206	Alison Noelle Law			0.00%	0	51	51	0.00236%
207	Sandra Saban			0.00%	0	50	50	0.00232%
208	Robert Olear Jr			0.00%	0	50	50	0.00232%
209	Rebecca Bekel			0.00%	0	50	50	0.00232%
210	Geoffrey Ivie			0.00%	0	50	50	0.00232%
	Total	1,200	2,034,241	100.00%	2,034,241	125,069	2,159,310	100.00%
					94.20790%	5.79210%		100.00%
	Conversion Ratio	1667						

NOTE 1 – NATURE OF OPERATIONS

5 Generation Bakers, LLC was formed on June 9, 2009 in the State of Pennsylvania. The financial statements of 5 Generation Bakers, LLC (referred to as the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in McKees Rocks, PA.

5 Generation Bakers, LLC is a commercial bakery manufacturer of gourmet cinnamon swirl breads marketed under the Jenny Lee Brand and producer of other related frozen bakery good.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Customer Purchase Orders when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities the past 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company manages both short term and long term debt.

The long term debt is comprised of the mortgage on the building and equipment assets and has a $3,791,209 principle balance as of April 1, 2024. The Company also has an SBA EIDL loan with a balance of $350,000.

Short term debt includes a line of credit, a 'friends and family' personal note and two promissory notes. Total short term debt totals $667,882.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- We contract with several ingredient suppliers for up to 12 months of purchases
- Our mortgage with Huntington Bank and SBA is up for annual renewal and is currently locked at 5% interest.

- We have (1) equipment under lease; all other equipment is owned
- Our customers and business relationships are 'at will' and could be canceled at any time.

NOTE 5 – STOCKHOLDERS' EQUITY

Membership Units
We have authorized the issuance of 2,034,241 Class A and 125,069 Class B Units with par value of $4.91 As of January 1, 2024 the company has currently issued all units of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions exist.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 5, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Scott A. Baker, Principal Executive Officer of 5 Generation Bakers, LLC, hereby certify that the financial statements of 5 Generation Bakers, LLC included in this Report are true and complete in all material respects.

Scott A. Baker

President